Exhibit 11

Computation of Earnings per Share

Three Months Ended March 31, 2008
Income available to common stockholders	$1,009,599
Weighted average shares outstanding	4,975,542
Basic earnings per share	$0.20
Income for diluted earnings per share	$1,009,599
Total weighted average common shares and equivalents outstanding for diluted computation	4,975,542
Diluted earnings per share	$0.20